Mail Stop 4561


								September 22, 2005


By U.S. Mail and facsimile to 810-987-0079

Timothy D. Regan
Chief Financial Officer
Citizens First Bancorp Inc.
522 Water Street
Port Huron, MI  48060

Re:	Citizens First Bancorp Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-32041

Dear Mr. Regan:

      We have reviewed your response letter dated September 16,
2005
and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 -Securities, page 60

1. We read your response to comment 1 of our letter dated
September
2, 2005. Please supplement your response with a discussion of the actual repricing of the FHLMC on April 1, 2005 and any variation from your expectations included in your response letter dated September 16, 2005. In addition, please provide us the FHLMC preferred stock carrying value, and unrealized loss position for less than 12 months and 12 months or more as of March 31, 2005 and June 30, 2005.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      Don Walker
Senior Assistant
      Chief Accountant
Timothy D. Regan
Citizens First Bancorp Inc.
September 22, 2005
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